March 4, 2009

United States Securities and Exchange Commission

Washington, D.C.  20549

Attention:  Linda Cvrkel

Branch Chief

Division of Corporate Finance

Mail Stop 3561

Re:        Gaiam, Inc.
Form 10-K for the fiscal year ended December 31, 2007
File No. 000-27517

Dear Ms. Cvrkel:

This letter responds to your letter dated February 19, 2009 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing.  Gaiam, Inc. (the “Company”, “we”, “us”, “our” or “Gaiam”) responses to the Staff’s comment follow the numbered comment contained in the February 19, 2009 letter, which we have reproduced below.

Note 10, Shareholders’ Equity

1.    We note your response to our prior comment number 4 in which you indicate that you typically use the closing market price of your common stock on the date of the transaction to value shares issued in connection with acquisition transactions.  Please note that treatment does not comply with the guidance in paragraph 22 of SFAS No. 141 which requires that the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of the securities issued.  Please revise the values assigned to the shares issued in connection with the acquisition transactions that occurred during the various periods presented in your financial statements to comply with the guidance in paragraph 22 of SFAS No. 141 or explain why you do not believe this is required.

Company Response:  In response to the Staff’s comment, we advise the Staff that the difference in value of the shares issued in connection with our acquisition transactions between utilizing the closing market price of our common stock on the date of the transaction and calculating their value in accordance with paragraph 22 of SFAS No. 141 was (i) insignificant and (ii) would result in no changes to our results of operations or cash flows.   Additionally, we advise the Staff that we will revise future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2008 to disclose that we use a period beginning two days before and two days after the date that the terms of the acquisition are agreed to and announced in determining the estimated fair value of the securities issued.

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures.  Should you have any further questions or suggestions, or need additional information, please do not hesitate to contact me at (303) 222-3696.

Regards,

/S/ Vilia Valentine

Vilia Valentine
Chief Financial Officer